

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Brandon Rooks
Chief Executive Officer
Rockstar Capital Group, LLC
10333 Windy Trail
Bentonville, AR 72712

> **Re: Rockstar Capital Group, LLC**
> **Amendment No. 1 to Form 1-A**
> **Filed February 22, 2023**
> **File No. 024-12150**

Dear Brandon Rooks:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

Amendment No. 1 to Form 1-A filed February 22, 2023

Cover Page

1. We note the revisions made in response to comment 1. Please confirm, if true, that the offering did not commence on the date the initial Form 1-A was filed.

Directors, Executive Officers and Significant Employees, page 39

2. We note that you added Kevin Hicks as your Chief Financial Officer/Chief Accounting Officer. Please provide the disclosure required by Item 10(c) of Form 1-A.

Exhibits

3.   We note that the legality opinion filed as exhibit 12 does not actually include the opinion or the consent of your legal counsel. Please file a revised legality opinion and consent. See Item 17 (11) and (12) of Form 1-A and Staff Legal Bulletin No. 19 for guidance.

4.   In addition, we note that the certificate of organization only provides the certification and does not provide the attached certificate of organization. Please file the complete certificate of organization.

 Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laurence J. Pino, Esq.